

FAIRBORNE ENERGY TRUST



SUPPL

October 30, 2006

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Natasha Bodei at (403) 290-7713.

Regards,

FAIRBORNE ENERGY TRUST

Natasha Bodei
Administrative Coordinator

PROCESSED

NOV 1 5 2006

THOMSON
FINANCIAL



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Link to IMPORTANT NOTICE OF CHANGES dated January 28, 2006

Privacy Statement

Company Name			Date of Filing	Document Type			File Format		File Size	
Fairborne Energy Trust										
			Oct 27 2006	News release - English			PDF		19 K	
			Oct 23 2006	Final Receipt			PDF		16 K	
			Oct 23 2006	Final Receipt			PDF		21 K	
			Oct 20 2006	MRRS Decision Document (Final)			PDF		11 K	
			Oct 20 2006	Auditors' consent letter			PDF		38 K	
			Oct 20 2006	Consent letter of issuer's legal counsel			PDF		26 K	
			Oct 20 2006	Consent letter of underwriters' legal counsel			PDF		21 K	
			Oct 20 2006	Consent letter(s) of other expert(s)			PDF		44 K	
			Oct 20 2006	Consent letter(s) of other expert(s)			PDF		149 K	
			Oct 20 2006	Final short form prospectus - English			PDF		321 K	
			Oct 20 2006	Final short form prospectus - French			PDF		190 K	
			Oct 20 2006	Other			PDF		12 K	
			Oct 20 2006	Other			PDF		17 K	
			Oct 19 2006	Form 52-109F1 - Certification of Annual Filings - CEO			PDF		9 K	
			Oct 19 2006	Form 52-109F1 - Certification of Annual Filings - CFO			PDF		9 K	
			Oct 16 2006	News release - English			PDF		26 K	
			Oct 13 2006	Preliminary Receipt			PDF		17 K	
			Oct 13 2006	Material document - English			PDF		622 K	
			Oct 13 2006	MRRS Decision Document (Preliminary)			PDF		11 K	
			Oct 13 2006	Preliminary Receipt			PDF		21 K	
			Oct 12 2006	Letter concerning the addition of a recipient agency			PDF		37 K	

Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Letter concerning the addition of a recipient agency	PDF	37 K
Oct 12 2006	Other material contract(s)	PDF	136 K
Oct 12 2006	Preliminary short form prospectus - English	PDF	323 K
Oct 12 2006	Preliminary short form prospectus - French	PDF	223 K
Oct 12 2006	Material document - English	PDF	23 K
Oct 10 2006	Material change report - English	PDF	24 K
Oct 10 2006	Material change report - French	PDF	45 K
Oct 10 2006	MD&A - French	PDF	158 K
Oct 10 2006	Audited annual financial statements - French	PDF	136 K
Oct 10 2006	Interim financial statements - French	PDF	82 K
Oct 10 2006	MD&A - French	PDF	123 K
Oct 10 2006	Annual information form - French	PDF	394 K
Oct 10 2006	Form of proxy - French	PDF	44 K
Oct 10 2006	Management information circular - French	PDF	164 K
Oct 10 2006	Notice of meeting - French	PDF	12 K
Oct 10 2006	Other	PDF	14 K
Oct 6 2006	News release - English	PDF	53 K
Sep 15 2006	News release - English	PDF	26 K
Sep 11 2006	News release - English	PDF	37 K
Aug 15 2006	News release - English	PDF	26 K
Aug 10 2006	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	49 K
Aug 10 2006	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	49 K
Aug 10 2006	MD&A - English	PDF	74 K
Aug 10 2006	Interim financial statements - English	PDF	51 K
Aug 10 2006	News release - English	PDF	882 K
Jul 17 2006	News release - English	PDF	26 K
Jul 7 2006	Alternative monthly report	PDF	12 K
Jun 15 2006	News release - English	PDF	26 K

May 15 2006	News release - English	PDF	26 K
May 9 2006	MD&A - English	PDF	68 K
May 9 2006	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	83 K
May 9 2006	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	82 K
May 9 2006	Interim financial statements - English	PDF	49 K
May 9 2006	News release - English	PDF	887 K
Apr 28 2006	Report of voting results	PDF	14 K
Apr 26 2006	News release - English	PDF	21 K
Apr 18 2006	News release - English	PDF	23 K
Apr 18 2006	News release - English	PDF	21 K
Apr 4 2006	News release - English	PDF	21 K
Mar 30 2006	Certificate re dissemination to shareholders	PDF	26 K
Mar 30 2006	Form of proxy - English	PDF	28 K
Mar 30 2006	Form of proxy - English	PDF	212 K
Mar 30 2006	Management information circular - English	PDF	246 K
Mar 30 2006	Notice of meeting - English	PDF	17 K
Mar 28 2006	News release - English	PDF	11 K
Mar 28 2006	Annual information form - English	PDF	861 K
Mar 28 2006	News release (section 2.2 of NI 51-101)	PDF	12 K
Mar 28 2006	Code of conduct	PDF	43 K
Mar 22 2006	Annual report - English	PDF	1361 K
Mar 22 2006	MD&A - English	PDF	94 K
Mar 22 2006	Audited annual financial statements - English	PDF	94 K
Mar 22 2006	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	26 K
Mar 22 2006	Form 52-109F1 - Certification of Annual Filings - CEO	PDF	95 K
Mar 22 2006	Form 52-109F1 - Certification of Annual Filings - CFO	PDF	99 K
Mar 15 2006	News release - English	PDF	19 K
Mar 13 2006	Material document - English	PDF	248 K
Mar 9 2006	News release - English	PDF	934 K
Mar 2 2006	News release - English	PDF	19 K
Feb 24 2006	News release - English	PDF	30 K
Feb 23 2006	Notice of the meeting and record date - English	PDF	19 K
Feb 15 2006	News release - English	PDF	8 K
Feb 7 2006	News release - English	PDF	33 K
Jan 25 2006	News release - English	PDF	30 K
Jan 16 2006	News release - English	PDF	28 K

Jan 10 2006	News release - English	PDF	38 K
Jan 4 2006	News release - English	PDF	33 K
Dec 16 2005	News release - English	PDF	28 K
Dec 7 2005	News release - English	PDF	30 K
Nov 15 2005	News release - English	PDF	28 K
Nov 8 2005	News release - English	PDF	30 K
Nov 8 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	22 K
Nov 8 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	22 K
Nov 8 2005	News release - English	PDF	196 K
Nov 8 2005	Interim financial statements - English	PDF	61 K
Nov 8 2005	MD&A - English	PDF	71 K
Oct 18 2005	News release - English	PDF	28 K
Oct 7 2005	News release - English	PDF	26 K
Sep 21 2005	News release - English	PDF	27 K
Sep 16 2005	News release - English	PDF	28 K
Sep 2 2005	News release - English	PDF	30 K
Aug 16 2005	News release - English	PDF	28 K
Aug 10 2005	Interim financial statements - English	PDF	60 K
Aug 10 2005	MD&A - English	PDF	71 K
Aug 10 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	20 K
Aug 10 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	21 K
Aug 10 2005	News release - English	PDF	14 K
Aug 9 2005	News release - English	PDF	209 K
Jul 19 2005	News release - English	PDF	28 K
Jul 7 2005	News release - English	PDF	8 K
Jun 16 2005	News release - English	PDF	7 K
Jun 10 2005	Other	PDF	11 K
Jun 8 2005	Material change report - English	PDF	14 K
Jun 3 2005	Material document - English	PDF	103 K
Jun 3 2005	Material document - English	PDF	93 K
Jun 3 2005	Security holders documents - English	PDF	335 K
Jun 3 2005	Security holders documents - English	PDF	158 K
Jun 3 2005	Security holders documents - English	PDF	65 K
Jun 2 2005	News release - English	PDF	14 K



Use of this site is subject to, and your continued use constitutes your

express agreement to be bound by, the
Terms of Use
Any unauthorized use of this site is strictly prohibited.
Link to IMPORTANT NOTICE OF CHANGES dated January 28, 2006

Privacy Statement